SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                     CLEVELAND INDIANS BASEBALL COMPANY,INC.
                    _________________________________________
                                (Name of Issuer)

                      Class A Common Stock, $0.00 Par Value
                      _____________________________________
                         (Title of Class of Securities)

                                    186202107
                                   ___________
                                 (CUSIP Number)

                                  May 10, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 186202107                                            Page 2 of 6 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Martin D. Gruss (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  30,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  258,300
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   30,000
    With
                           8        Shared Dispositive Power
                                            258,300

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            288,300

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.96%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


Item 1(a)         Name of Issuer:

                  Cleveland Indians Baseball Company, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2401 Ontario Street, Cleveland, Ohio 44115

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of Martin D. Gruss (the "Reporting Person").

                  This statement relates to Shares (as defined herein) held for the account of Pegasus Holding Corporation, a Delaware corporation ("Pegasus Holding"), wholly owned by Pegasus Equity Partners, a New York partnership. The Reporting Person is a trustee of an entity which is the majority owner of Pegasus Equity Partners. This statement also relates to Shares held for the accounts of MDG Partners, LP, a New York partnership ("MDG Partners"), Amanda Gruss Custodial Trust, a Florida trust (the "AG Trust"), and Joshua Gruss ("Mr.
J. Gruss"). The Reporting Person is the managing general partner of MDG Partners, the sole trustee of the AG Trust and exercises sole investment discretion with respect to the Shares held for the account of Mr.
J. Gruss.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is c/o Gruss & Co., 900 Third Avenue, New York, NY 10022.

Item 2(c)         Citizenship:

                  The Reporting Person is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.00 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  186202107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 4 of 6 Pages



Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of May 13, 1999, the Reporting Person may be deemed the beneficial owner of 288,300 Shares. This number consists of
                  (i) 55,500  Shares  held for the  account of Pegasus  Holding;
                  (ii)  202,800  Shares  held for the  account of MDG  Partners;
                  (iii)  15,000  Shares held for the account of the AG Trust and
                  (iv) 15,000 Shares held for the account of Mr. J. Gruss.

Item 4(b)         Percent of Class:

                  The number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 6.96% of the total number of Shares outstanding.

Item 4(c) Number of shares as to which such person has:

     The Reporting Person
     --------------------

     (i)   Sole power to vote or to direct the vote:                      30,000

     (ii)  Shared power to vote or to direct the vote:                   258,300

     (iii) Sole power to dispose or to direct the disposition of:         30,000

     (iv)  Shared power to dispose or to direct the disposition of:      258,300

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

         (i) The shareholders of Pegasus Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Pegasus Holdings in accordance with their ownership interests in Pegasus Holdings.

         (ii) The partners of MDG Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the MDG Partners in accordance with their ownership interests in MDG Partners.

         (iii)The beneficiaries of the AG Trust have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the AG Trust in accordance with their beneficial interests in the AG Trust.

         (iv) Mr. J. Gruss has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for his account.

                                                               Page 5 of 6 Pages




Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 6 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 14, 1999



                                            MARTIN D. GRUSS


                                            /s/ MARTIN D. GRUSS
                                            ------------------------------------